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     September 17, 2020

       David Chen
       Chief Executive Officer
       Token Communities Ltd.
       136-20 38th Avenue, Suite 9C
       Flushing, NY 11354

                                                        Re: Token Communities
Ltd.
                                                            Form 8-K
                                                            Filed July 27, 2020
                                                            File No. 000-55688

       Dear Mr. Chen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




     Sincerely,


     Division of Corporation Finance

     Office of Technology
       cc:                                              Jeffrey M. Stein